EXHIBIT 99.33

CONSENT OF MICHELLE FRASER, P. GEO.
The undersigned hereby consents to the use of the portions of the report prepared by the undersigned entitled “Technical Report Greenstone Gold Mine, Geraldton, Ontario” with an effective date of June 30, 2024, and with a report date of October 1, 2024, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024 of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467).

/s/ Michelle Fraser
By: Michelle Fraser, P. Geo.

Dated: March 18, 2025

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